Shelron Group Inc.
                         29 Broadway, New York, NY 10006

Tamara Tangen, CPA
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop


            Re:   Shelron Group, Inc.
                  Form 8-K Filed on June 2, 2006
                  File No. 0-31176

Dear Ms. Tangen:

            We hereby file for your review an amendment to the Current Report on Form 8-K filed on June 2, 2006, announcing the resignation of our auditors, which responds to the comment set forth in the Staff's letter dated June 6, 2002 (the "Staff's Letter").

            The numbered paragraph set forth below responds to the Staff's comment and corresponds to the numbered paragraphs in the Staff's Letter. The Company's response to the Staff's comment set forth in the Staff's Letter is as follows:

   Comment
    Number                           Response
    ------                           --------

      1. The Form 8-K has been amended to disclose the date of resignation and the date of the letter of resignation of Goldstein Golub Kessler LLP, both of which were May 25, 2006.

      The Company acknowledges the following:

            (1) that it is responsible for the adequacy and accuracy of the disclosure in the filing;
            (2) that Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
            (3) that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

                                                     SHELRON GROUP, INC.

Date:  June 14, 2006                                 By:    /s/ Eliron Yaron
                                                     Name:  Eliron Yaron

                                                     Title: Chairman